UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

TELECOM ITALIA S.p.A.

(Name of Issuer)

Ordinary Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Amedeo Nodari

Merchant Banking Department

Intesa Sanpaolo S.p.A.

Via Monte di Pietà 12

20121 Milan, Italy

(+39) 02 879 62552

With a copy to:

Jeffrey H. Lawlis, Esq.

Latham & Watkins

Corso Matteotti, 22

Milan 20121

Italy

(+39) 02 3046 2039

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 87927W10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intesa Sanpaolo S.p.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Italy

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 31,565,888

	8.	Shared Voting Power 3,003,586,907 (See Item 5)

	9.	Sole Dispositive Power 20,649,581

	10.	Shared Dispositive Power 3,003,586,907 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,035,152,795 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, BK

This Amendment No. 6 (this “Amendment”) amends the Statement on Schedule 13D (the “Schedule 13D”) filed on November 1, 2007 and as subsequently amended by Intesa Sanpaolo S.p.A., a company incorporated under the laws of the Republic of Italy (“Intesa Sanpaolo”), with respect to the ordinary shares, euro 0.55 par value per share (“Telecom Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D, as amended.

Introduction.

As previously described in Amendments No. 2 and No. 3 to Schedule 13D (filed on December 1, 2009, and December 23, 2009, respectively, by Intesa Sanpaolo), the terms of SI’s exit from Telco were approved on November 26, 2009 and the SI Exit Transaction was concluded on December 22, 2009.  In connection with SI’s exit from Telco, Intesa Sanpaolo, Mediobanca, Generali and Telefónica (collectively, the “Existing Shareholders”) concluded the New Shareholders Agreement, amending and renewing the original Shareholders Agreement.  In addition, as previously described in Amendment No. 4 to Schedule 13D (filed on January 22, 2010, by Intesa Sanpaolo), Telco refinanced its existing financial indebtedness maturing in January 2010 through the New Refinancing Facility dated as of January 11, 2010 with the Senior Lenders.

As previously described in Amendment No. 5 to Schedule 13D (filed on March 12, 2012 by Intesa Sanpaolo), on February 29, 2012, the Existing Shareholders undertook to ensure the refinancing of Telco’s financial indebtedness through the most appropriate financing instruments in proportion to their respective shareholdings of Telco. A copy of the related Telco press release, dated February 29, 2012, was previously filed on Schedule 13D as Exhibit 27.  On May 31, 2012, the Existing Shareholders announced the completion of the refinancing transactions for Telco’s financial indebtedness maturing in 2012, as approved by Telco’s board of directors on May 3, 2012 (the “2012 Refinancing”).

As part of the 2012 Refinancing, Telco (i) executed a capital increase of euro 600 million, entirely subscribed by all the Existing Shareholders on a pro rata basis (the “Capital Increase”), (ii) issued a euro 1.750 billion bond, entirely subscribed by all the Existing Shareholders on a pro rata basis, and (iii) entered into a euro 1.050 billion loan agreement (the “2012 Refinancing Facility”) with Société Générale, UniCredit S.p.A., HSBC Bank plc, Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “2012 Lenders”).  The 2012 Refinancing Facility matures on November 27, 2013 and is secured by a pledge (the “2012 Pledge”) in favor of the 2012 Lenders over 1,730,000,000 Telecom Shares held by Telco (as such number of Telecom Shares may from time to time vary pursuant to the 2012 Refinancing Facility, the “2012 Pledged Shares”).

The funds received by Telco in connection with the 2012 Refinancing have been used to repay the January 2010 New Refinancing Facility, a euro 1.3 billion bond previously issued by Telco and subscribed for by the Existing Shareholders and will be used to repay Telco’s remaining banking debt of euro 860 million maturing between June and October 2012.

In connection with the Capital Increase, the Existing Shareholders amended article 5 of Telco’s by-laws, previously filed on Schedule 13D as Exhibit 13.  An un-official translations of the amendments to article 5 of Telco’s by-laws is filed as Exhibit 28 hereto.

Pursuant to the terms of the 2012 Facility Agreement, on May 31, 2012, the Existing Shareholders and the 2012 Lenders entered into an option agreement (the “2012 Pledged Shares Option Agreement”) pursuant to which the parties (i) terminated the prior Option Agreement entered into on January 11, 2010 and previously filed on Schedule 13D as Exhibit 22 and (ii) established the terms and conditions that would govern the Existing Shareholders’ option to acquire the 2012 Pledged Shares from the 2012 Lenders (the “2012 Call Option”) in the event that the 2012 Lenders acquire any of the 2012 Pledged Shares by enforcing the 2012 Pledge.  Copies of the 2012 Pledged Shares Option Agreement and the Telco press releases announcing the events described above, dated May 3, 2012 and May 31, 2012, are filed as Exhibit 29, Exhibit 30 and Exhibit 31 hereto, respectively.

Items 2, 5, 6 and 7 of Schedule 13D are hereby amended and supplemented to add the following:

Item 2.	Identity and Background

The names, citizenship, business addresses and principal occupations or employments of the executive officers and directors of Intesa Sanpaolo are set forth in Annex A, which is incorporated herein by reference.

During the last five years, neither Intesa Sanpaolo nor, to the best of Intesa Sanpaolo’s knowledge, any of the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Intesa Sanpaolo, through its interest in Telco, may be deemed to beneficially own 3,003,586,907 Telecom Shares, representing approximately 22.4% of the outstanding Telecom Shares. Intesa Sanpaolo may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions, of such Telecom Shares.

In addition, Intesa Sanpaolo may be deemed to have sole power to vote or direct the vote of 31,565,888 Telecom Shares and sole power to dispose or direct the disposition of 20,649,581 Telecom Shares through its direct holdings and the holdings of various subsidiaries, representing approximately 0.24% and 0.15% of the outstanding Telecom Shares, respectively. These shares are not currently expected to be contributed to Telco.

The beneficial ownership of Telecom Shares by the persons listed in Annex A to Schedule 13D, to the extent currently available and to the best of Intesa Sanpaolo’s knowledge, is indicated next to such person’s name in such Annex A. To the best of Intesa Sanpaolo’s knowledge, such persons have sole voting and dispositive power over the Telecom Shares that they beneficially own. Except as described in Annex B, Intesa Sanpaolo has not effected any transaction in the Telecom Shares during the 60 days prior to the date of the event which required a filing on Schedule 13D.  To the best of Intesa Sanpaolo’s knowledge, the persons listed in Annex A have not effected any transactions in Telecom Shares during the 60 days prior to the date of the event which required a filing on Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

2012 PLEDGED SHARES OPTION AGREEMENT

The description of the 2012 Pledged Shares Option Agreement in the Introduction to this Amendment No. 6 is incorporated herein by reference.

Pursuant to the 2012 Option Agreement, UniCredit S.p.A. (in its capacity as facility agent under the 2012 Refinancing Facility, the “Facility Agent”) will provide written notice to the Existing Shareholders of any enforcement of the 2012 Pledge under the New Facility Agreement (the “Enforcement Notice”).  Together with the Enforcement Notice, the Facility Agent will also deliver to the Existing Shareholders a written notice (the “Calculation Notice”) stating (i) the aggregate outstanding amount under the 2012 Refinancing Facility plus accrued and unaccrued interest and any other costs and expenses, including enforcement costs under the 2012 Refinancing Facility; (ii) the price at which the 2012 Lenders are entitled to acquire the 2012 Pledged Shares by enforcing the 2012 Pledge (i.e. for listed Subject Shares, as defined below, the average market price for the prior 15 business days) (the “Enforcement Price”), and (iii) the number of Pledged Shares that the 2012 Lenders would be entitled to acquire by virtue of the enforcement of the 2012 Pledge (the “Subject Shares”).

Each Existing Shareholder is entitled to acquire from the 2012 Lenders the Subject Shares at a price per Subject Share equal to the higher of (i) the aggregate outstanding amount plus accrued and unpaid interest and any other costs and expenses, including enforcement costs, under the 2012 Refinancing Facility, divided by the aggregate number of the Subject Shares, and (ii) the Enforcement Price (in either case, the “Exercise Price”).

The 2012 Call Option will be validly exercised only if it is exercised for the entire amount of Subject Shares.  Each Existing Shareholder can exercise the 2012 Call Option by delivery to the Facility Agent and the other Existing Shareholders a binding written notice (the “Exercise Notice”) no later than five business days after receipt of the Calculation Notice, stating that the Exercise Notice (i) is an unconditional and irrevocable offer to purchase from the 2012 Lenders all or part of the Subject Shares at a price per share equal to the Exercise Price, and (ii) complies with the 2012 Shareholders Agreement, as it may be amended from time to time.  An Existing Shareholder that delivers a valid Exercise Notice is referred to as an “Exercising Shareholder.”

In the event an Exercising Shareholder is also a 2012 Lender (i.e. Intesa Sanpaolo and/or Mediobanca) and the transfer of the Subject Shares is to occur in respect of all Exercising Shareholders, then such 2012 Lender/ Exercising Shareholder (i) shall only purchase a number of Subject Shares equal to the positive difference between (1) the number of Subject Shares for which it has delivered a valid Exercise Notice; and (2) the number of Subject Shares corresponding to its quota in the 2012 Refinancing Facility; or (ii) shall only sell a number of Subject Shares equal to the positive difference between (1) the number of Subject Shares corresponding to its quota in the 2012 Refinancing Facility; and (2) the number of Subject Shares for which it has delivered a valid Exercise Notice.

If the 2012 Call Option is not validly exercised and, therefore, the Existing Shareholders do not acquire the Subject Shares, any Existing Shareholder (such Existing Shareholder, a “Dissenting Shareholder”) who refuses to provide its pro rata financial support to Telco to avoid or cure a default under the 2012 Refinancing Facility (to avoid enforcement of the 2012 Pledge) will be subject to a lock-up period of six months from receipt of the Calculation Notice (the “Lock-up Period”).  During the Lock-up Period, each Dissenting Shareholder agrees not to sell, transfer or in any way exchange any shares, convertible instrument or other equity or quasi-equity instruments of Telecom Italia (any such activity, a “Share Disposal”), provided, however, that such undertaking shall not apply (i) to Mediobanca and Intesa Sanpaolo when acquiring, buying or selling or otherwise transferring securities and other rights in the context of the enforcement of the 2012 Pledge and (ii) to Mediobanca, Intesa Sanpaolo and Generali when acquiring, buying or selling or otherwise transferring securities and other rights in the context of the ordinary course of their trading activities. Moreover, nothing in the 2012 Call Option shall constitute a restriction on any Existing Shareholder, whether a Dissenting Shareholder or not, to purchase or acquire in any way shares, convertible instrument or other equity or quasi-equity instruments of Telecom Italia (any such activity, a “Share Acquisition”).

The Existing Shareholders further agreed that, during the Lock-up Period, following any enforcement of the 2012 Pledge, they will: (i) use their reasonable efforts to make Share Acquisitions (if any) from the 2012 Lenders in priority to any other market counterparty and (ii) refrain from any trading activity or the making of any intentional, specific, negative communication (outside of the normal periodic or customary corporate communications of such entity) to either financial market counterparties or the press with respect to Telecom Shares which would adversely affect any Share Disposal by the 2012 Lenders in the context of an enforcement of the 2012 Pledge.

The foregoing summary of certain material provisions of the 2012 Pledged Shares Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 29 hereto.

Item 7.	Materials to be Filed as Exhibits

Exhibit 28:           Amendments to By-Laws of Telco (unofficial English translation)

Exhibit 29:           Option Agreement, dated May 31, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca — Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale — Milan Branch, HSBC Bank plc, Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca — Banca di Credito Finanziario S.p.A. (in its capacity as lender).

Exhibit 30: Telco S.p.A. press release, dated May 3, 2012 Exhibit 31: Telco S.p.A. press release, dated May 31, 2012

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   June 14, 2012

INTESA SANPAOLO S.p.A.

By:	/s/ Marco Cerrina Feroni
	Name:	Marco Cerrina Feroni
	Title:	Head of Merchant Banking Department

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF INTESA SANPAOLO

The name, title, present principal occupation or employment of each of the directors and executive officers of Intesa Sanpaolo are set forth below.  The business address of each director and executive officer is Intesa Sanpaolo’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Intesa Sanpaolo.  All of the persons listed below are citizens of the Republic of Italy, except Jean-Paul Fitoussi who is a French citizen.

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned
Andrea BELTRATTI	Chairman of Management Board	Full Professor, Bocconi University	91,055 (personally owned)
Marcello SALA	Senior Deputy Chairman of Management Board	—	—
Giovanni COSTA	Deputy Chairman of Management Board	—	4,243 (personally owned) 4,573 (owned by spouse)
Enrico Tommaso CUCCHIANI	Managing Director and Chief Executive Officer	—	—
Aureliano BENEDETTI	Member of Management Board	—	—
Paolo CAMPAIOLI	Member of Management Board	—	—
Elio Cosimo CATANIA	Member of Management Board	—	—
Roberto FIRPO	Member of Management Board	—	—
Emilio OTTOLENGHI	Member of Management Board	Chairman of La Petrolifera Italo Rumena S.p.A.	30,000
Giovanni BAZOLI	Chairman of Supervisory Board	Professor	38,300 (personally owned) 22,634 (owned by spouse)
Mario BERTOLISSI	Deputy Chairman of Supervisory Board	Professor	—
Pietro GARIBALDI	Deputy Chairman of Supervisory Board	Professor	—
Luigi Arturo BIANCHI	Member of Supervisory Board	Professor	—
Gianfranco CARBONATO	Member of Supervisory Board	Entrepreneur	—
Rosalba CASIRAGHI	Member of Supervisory Board	Consultant	—
Franco DALLA SEGA	Member of Supervisory Board	Professor	—
Jean-Paul FITOUSSI	Member of Supervisory Board	Professor	—
Guido GHISOLFI	Member of Supervisory Board	Entrepreneur	—
Giulio Stefano LUBATTI	Member of Supervisory Board	Consultant	—
Marco MANGIAGALLI	Member of Supervisory Board	Consultant	—
Gianni MARCHESINI	Member of Supervisory Board	Consultant	—
Fabio PASQUINI	Member of Supervisory Board	Chartered Accountant	—
Eugenio PAVARANI	Member of Supervisory Board	Professor	—
Gianluca PONZELLINI	Member of Supervisory Board	Chartered Accountant	—

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned
Gianguido Sacchi MORSIANI	Member of Supervisory Board	Professor	—
Marco SPADACINI	Member of Supervisory Board	Chartered Accountant	13,800 (owned by spouse)
Livio TORIO	Member of Supervisory Board	Lawyer	—
Riccardo VARALDO	Member of Supervisory Board	Professor	1,297 (personally owned)

ANNEX B

TRANSACTIONS IN TELECOM ITALIA ORDINARY SHARES

The following describes transactions during the 60 days prior to the date of the event which required a filing on Schedule 13D by Intesa Sanpaolo or its affiliates in Telecom Shares.  These transactions were all ordinary course broker-dealer activities engaged in by Intesa Sanpaolo or its affiliates consistent with its usual practices and unrelated to the Telco transaction. Substantially all of these transactions consisted of index arbitrage; index rebalance trading; program trading relating to baskets of securities; creation, redemption and balancing of exchange traded funds; facilitation of customer trades; model-driven trading and error correction.

Name of Intesa Sanpaolo entity or affiliate	Number of Buys	Buy Volume	High/Low Buy Prices (in €)	Number of Sells	Sell Volume	High/Low Sell Prices (in €)
Banca IMI S.p.A.	2,334	200,864,811	0.90/0.66	1,747	189,707,965	0.90/0.66
Fideuram Vita	3	141,000	0.85/0.81	—	—	—

EXHIBIT INDEX

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.4	By-laws of Olimpia S.p.A. (unofficial English translation).*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15

Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A. *

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.18	Telco S.p.A. press release, dated November 26, 2009.*

99.19	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation) *

99.20	Telco S.p.A. press release, dated December 22, 2009. *

99.21

Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.22	Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca -

Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca - Banca di Credito Finanziario S.p.A. as shareholders. *

99.23	Telco S.p.A. press release, dated January 11, 2010 *

99.24

Amendment Agreement, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.25

Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.26	Amendment Deed to the Telefónica Option Agreement, dated February 29, 2012, between Telefónica and Telco *

99.27	Telco S.p.A. press release, dated February 12, 2012 *

99.28	Amendments to By-Laws of Telco (unofficial English translation)

99.29

Option Agreement, dated May 31, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca — Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale — Milan Branch, HSBC Bank plc, Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca — Banca di Credito Finanziario S.p.A. (in its capacity as lender).

99.30	Telco S.p.A. press release, dated May 3, 2012

99.31	Telco S.p.A. press release, dated May 31, 2012

* Previously filed.